Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-230469

Supplementing the Preliminary Prospectus

Supplement dated May 26, 2020

(To Prospectus dated March 22, 2019)

Free Writing Prospectus

Scorpio Tankers Inc. Investor Presentation

This free writing prospectus relates to the public offering of Fixed Rate Senior Unsecured Notes due 2025 (the “Offering”) of Scorpio Tankers Inc. (the “Company”) and should be read together with the preliminary prospectus supplement dated May 26, 2020, relating to the Offering and the base prospectus, dated March 22, 2019 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein, relating to the Company’s Registration Statement on Form F-3 (File No. 333-230469).  A copy of the Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1483934/000119312520150978/d934514d424b5.htm .

Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the Preliminary Prospectus related to this Offering may be obtained from B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington, VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC.

May 26, 2020 Scorpio Tankers Inc. Senior Unsecured Notes Offering

Disclaimer and Forward-looking Statements This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Scorpio Tankers Inc.’s (“Scorpio’s”) current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Scorpio’s records and other data available from third parties. Although Scorpio believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Scorpio’s control, Scorpio cannot assure you that it will achieve or accomplish these expectations, beliefs, projections or future financial performance. Risks and uncertainties include, but are not limited to, the failure of counterparties to fully perform their contracts with Scorpio, the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker vessel markets, changes in Scorpio’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for Scorpio's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental and environmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports Scorpio files with, or furnishes to, the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. Scorpio undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of Scorpio's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Scorpio has filed a registration statement (including a base prospectus) and has or expects to file a preliminary prospectus supplement with the Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Scorpio files with, or furnishes to, the SEC for more complete information about Scorpio and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities of Scorpio Tankers Inc.,, nor shall there bye any sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This presentation describes time charter equivalent revenue, or TCE revenue, which is not a measure prepared in accordance with IFRS (i.e. a "Non-IFRS" measure). TCE revenue is presented here because we believe that it provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. This Non-IFRS measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with IFRS. The Company believes that the presentation of TCE revenue is useful to investors because it facilitates the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue is useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definition of TCE revenue may not be the same as reported by other companies in the shipping industry or other industries. Unless otherwise indicated, information contained in this presentation concerning Scorpio’s industry and the market in which it operates, including its general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications, government publications, reports by market research firms or other published independent sources. Internal data and estimates are based upon this information as well as information obtained from trade and business organizations and other contacts in the markets in which Scorpio operates and management’s understanding of industry conditions. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed above. You are cautioned not to give undue weight to such information, data and estimates. While Scorpio believes the market and industry information included in this presentation to be generally reliable, it has not independently verified any third-party information or verified that more recent information is not available.

Transaction Summary 4 Actual offering size and pricing may differ materially from the figures shown; offering size and pricing to be determined by negotiations between the Company and the underwriters. Issuer Scorpio Tankers Inc. (the “Company”) Security Fixed Rate Senior Unsecured Notes due 2025 (the “Notes”) Proposed Ticker / Exchange “SBBA” / NYSE Proposed Offering Size $25,000,000 (1) Notes Offered 1,000,000 (1) Overallotment Option 15% Principal Amount Per Note $25.00 Interest 7.00% (1) Maturity June 30, 2025, unless redeemed prior to maturity. Optional Redemption The Issuer may redeem the Notes for cash, in whole or in part, at any time at the Issuer’s option (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case, plus accrued and unpaid interest to, but excluding, the date of redemption. Redemption Upon a Change of Control If a “Change of Control” occurs, the Company shall have the right to redeem the Notes, in whole but not in part, within 90 days of the occurrence of the Change of Control prior to June 30, 2022, at a redemption price equal to 104% of the principal amount to be redeemed, plus accrued and unpaid interest. Certain Covenants The indenture governing the Notes will contain certain covenants, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity. In addition, the Notes will contain certain restrictive covenants, including limitations on: the amount of debt we may incur; maintaining a certain minimum net worth; restricted payments; our line of business; and certain asset sales. These covenants are subject to important qualifications and exceptions. Use of Proceeds General corporate purposes and working capital Expected Pricing Date May 26, 2020 Bookrunning Managers B. Riley FBR, Ladenburg Thalmann, Janney Montgomery Scott, William Blair Co-Managers Boenning & Scattergood, Incapital, National Securities, Wedbush Securities

Largest & Most Modern Product Tanker Fleet in the World 137 wholly owned, finance leased or bareboat chartered-in tankers on the water with an average age of 4.6 years Vessels trading within one of the world’s largest product tanker platforms with a strong track record Commercial pools provide economies of scale through scheduling efficiencies as well as a larger customer base with chartering offices worldwide Proven Management Team & Significant Insider Ownership Senior management team was instrumental in building tanker company OMI, before selling it in 2007 for $2.2 billion Seasoned debt issuer who has issued and paid back over $160 million of baby bonds and paid back $145 million in one convertible bond issue Significant insider ownership, insiders own 9.5% of the Company Strong Financial Position & Improving Financial Performance Cash and cash equivalents of $204.2 million as of May 5, 2020 Net income of $46.6 million in Q1-20 and $12.0 million in Q4-19 Adjusted EBITDA of $158.7 million in Q1-20 and $124.4 million in Q4-19 Scorpio Has Significant Operating Leverage $1,000/day increase in average daily rates would generate ~$50 million of incremental annualized cash flow(1) An increase in average daily rates from $20,000 to $25,000 (25%) translates to an increase in annualized cash flow from $145 million to $395 million, a 175% increase in net cash flow Strongest Spot Market Since 2015 An unprecedented glut in oil and refined products is causing strong demand in floating storage and thus higher spot rates Accelerated further by the collapse in oil prices and demand loss from COVID-19 without corresponding refinery run cuts Since October 2019, spot market rates have remained at levels not seen since 2015 Favorable Long Term Supply/Demand Fundamentals Refining capacity expansions continue to move closer to the well head and farther away from the consumer Limited newbuilding orders drives lowest orderbook as a percentage of fleet ever recorded Favorable supply/demand environment with demand to outstrip growth in 2021 1) Based on utilization of 138 vessels, including 137 on the water and one MR leasehold interest scheduled to be delivered in 2020, based on utilization of 365 days per year Investment Highlights

Scorpio at a Glance Fleet Overview Key Facts Scorpio Tankers Inc. (“Scorpio”) is the world’s largest product tanker owner, providing marine transportation of refined petroleum products (gasoline, diesel, jet fuel and naphtha) to a diversified blue chip customer base The Company’s fleet consists of 137 wholly owned, finance leased or bareboat chartered-in tankers 42 LR2, 12 LR1, 62 MR and 21 Handymax vessels The Company has a leasehold interest in one MR product tanker with an expected delivery in 2020 Vessels employed in well-established Scorpio pools with a strong track record Headquartered in Monaco, Scorpio is incorporated in the Marshall Islands and is not subject to US income tax NYSE-compliant governance Diversified Blue Chip Customer Base Largest Product Tanker Fleet in the World with 137 Vessels on the Water Average Age of Fleet: 4.6 Years Attractive Mix of Modern MR and LR Vessels Fitted with Scrubbers

What are Product Tankers?

- Product tankers provide marine transportation of refined petroleum products or “clean products” (gas oil/diesel, gasoline, jet fuel and naphtha), while crude tankers transport “dirty products” (crude oil and fuel oil)
- Product tankers have coated tanks, typically epoxy, making them easy to clean and preventing cargo contamination and hull corrosion, whereas crude tankers have uncoated tanks

Product Tanker Segments

Product Tanker Segment	DWT	Cargo Capacity	Vessels on the Water
Long Range 2 “LR2”	80,000-120,000 DWT	615,000-800,000 bbls	42
Long Range 1 “LR1”	60,000-79,999 DWT	345,000-615,000 bbls	12
Medium Range “MR”	40,000-59,999 DWT	300,000-350,000 bbls	62
Handymax	25,000-39,999 DWT	200,000-250,000 bbls	21

Product Tanker Cargos


Naphtha
Clean Condensate
Jet Fuels
Kerosene
Gasoline
Vegoil
Gasoils
Diesels
Cycle Oils
Fuel Oils
Chemicals
Clean Products
Dirty Products
Crude Oil

SCORPIO Tankers Inc.
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COVID-19 Implications Oil & Refined Products Market Impact Significant decrease in short term oil demand as travel restrictions and other preventive measures to reduce spread have taken place In response: OPEC+ announced production cuts of 9.7 mb/d, starting May 1 Reduction in refinery runs of 17.8 mb/d in April y-o-y by operating at lower utilization rates and moving planned maintenance forward(1) It’s unlikely that these measures will be sufficient to offset the reduction in demand, at least in the short term, creating an oversupply of crude and refined products Product Tanker Market Impact Increased regional imbalance of refined products as countries deal with COVID-19 in different stages In certain cases these inefficiencies have increased ton mile demand as surplus products need to find homes in new markets Demand for product tankers as floating storage Limited land based storage and oversupply of products driving demand for product tankers to be used as floating storage Global Refinery Runs (mb/d) (1) 1) Energy Aspects, May 2020 Global Refinery Maintenance (mb/d) (1)

Short Term Market Update Pre COVID-19 product tankers were experiencing their strongest spot market since 2015 driven by IMO 2020 and regional refined product imbalances COVID-19 has led to an oversupply of products and created logistical challenges in the global oil markets, which has increased the demand for product tankers “Products in transit”, which is the amount of refined product currently carried on tankers due to delays, slower voyages and floating storage, has increased significantly Product tankers are being used for floating storage as a result of: Contango – collapse in oil prices has pushed refined product prices into contango, making carry trades profitable for oil traders Necessity – insufficient land based storage to store oversupply of products as a result of demand loss from COVID-19 and lack of corresponding run cuts Vessels used for floating storage or on slower voyages reduces the number of vessels available for spot market voyages The logistical constraints created by COVID-19 and volatility from Saudi-Russia oil price war has pushed rates to record levels Refined Product Futures in Contango (2) Clarksons Shipping Intelligence, May 2020 Bloomberg, May 2020 Baltic Clean Tanker Index (1)

Strong Spot Market TCE Rates Since October 2019 Product Tanker Market MR Spot TCE Rates ($/day) Product Tanker Market LR2 Spot TCE Rates ($/day) Source: Clarksons Shipping Intelligence, May 2020 1) May-20 rates reflect the spot TCE rates from May 1-15, 2020 Prior to the outbreak of the COVID-19 pandemic, the product tanker market was experiencing rates at levels not seen since 2015 Increased demand from IMO 2020, price volatility / trading arbitrage and limited fleet growth create strong underlying fundamentals In addition, the logistical constraints created by COVID-19 and volatility from Saudi-Russia oil price war has pushed rates to record levels (1) (1)

Largest & Most Modern Product Tanker Fleet in the World Largest & Most Modern Product Tanker Fleet World’s largest and youngest product tanker fleet, including the leading owner in the MR and LR2 product tanker segments The Scorpio fleet has an average age of 4.6 years, significantly less than its peers and the active global fleet Scorpio Average Age vs. Active Global Fleet (# of Ships) Source: Clarksons Shipping Intelligence, May 2020 Note: Figures do not include newbuild vessels on order. (Years)

Historical Financial Overview Source: Company Earnings Releases 1) The average daily Time Charter Equivalent (“TCE”) revenue and duration of contracted pool voyages and time charters for the Company’s vessels thus far in the second quarter of 2020 as of May 6, 2020 Adjusted EBITDA ($USD millions) Average Fleet TCE ($/day) (1)

  Q4-19A   Q1-20A   Q2-20 (1) Average Fleet TCE ($/day) $ 19,910 $ 22,644 $ 34,219 Vessel Revenue $ 221,622 $ 254,167 Vessel operating costs (85,412) (81,463) Voyage expenses (2,483) (4,220) Depreciation (59,113) (60,038) G&A (15,758) (17,261) Total operating expenses (162,766) (162,982) Operating income $ 58,856   $ 91,185 Financial expenses, net (46,531) (44,200) Other expenses, net (283) (358) Net income / (loss) $ 12,042   $ 46,627 Financial Performance Last Two Quarters In thousands of U.S. dollars except average fleet TCE data Source: Company Earnings Releases 1) The average daily Time Charter Equivalent (“TCE”) revenue and duration of contracted pool voyages and time charters for the Company’s vessels thus far in the second quarter of 2020 as of May 6, 2020

Debt Amortization 1) Company Q1-20 Earnings Release 2) In 2018 the Company completed an exchange for $203.5 million of the original $360 million convertible notes due 2019 to newly issued notes due 2022. Scheduled Principal and Debt Repayments through 2021 (1) Issuance Date Security Issuance Coupon Maturity Outstanding Today May-14 Unsecured Notes $53.8 6.75% May-20 $0.0 Oct-14 Unsecured Notes $51.8 7.50% May-17 $0.0 Mar-17 Unsecured Notes $57.5 8.25% Jun-19 $0.0 Jun-14 Convertible Bond $360.0  2.375% Jun-19 $0.0 May-18 Convertible Bond(2) $145.0  2.375% Jun-19 $0.0 May-18 Convertible Bond(2) $203.5 3.00% May-22 $203.5 Track Record of Issuance & Repayment of Fixed Income Notes ($USD millions) Since 2014, the Company has issued and repaid $163.1 million in unsecured notes. In addition, the Company has also paid back $145 million in convertible notes

Q2-20 TCE Rate Update   Q2-20 Average Daily TCE Revenue as of May 6, 2020 Pool Average Daily TCE Revenue ($/day) % of Days Booked in Q2-20 LR2 $53,000 63% LR1 $41,000 60% MR $25,000 56% Handymax $20,000 60% Below is a summary of the average daily Time Charter Equivalent (“TCE”) revenue and duration of contracted pool voyages and time charters for the Company’s vessels thus far in the second quarter of 2020 as of May 6, 2020 This reflects voyages that have completed or are in progress during the second quarter of 2020 For example Assuming the Company had one LR2 vessel, that vessel would have earned $53,000/day for 63% of the 91 available days in the second quarter 2020 as of the date of the Company’s earning release Source: Company Q1-20 Earnings Release

Potential Cash Flow Generation Based on 137 vessels, 365 days per year and an average daily cash breakeven per vessel of $17,100/day TCE Rate ($/day) Illustrative Annualized Cash Flow Sensitivity at Different TCE Rates As of May 6, 2020 the Company’s average daily TCE for Q2-20 was $34,219

Long Term Fundamentals Demand Oil demand growth expected to increase after Q2-20 Growing regional imbalances of products driven by different crude slates, product yields/grades and refining capacity expected to continue Refining capacity expansions continue to move closer to the well head and farther away from the consumer Supply Limited newbuilding orders extending the duration of lowest orderbook as a percentage of fleet since 2000 Aging MR fleet continues to tighten supply as number of vessels turning 15 years old exceeds newbuilding deliveries As a product tanker becomes older, the quality of the epoxy coatings can deteriorate and certain key customers will only employ product tankers 15 years and younger Regulatory uncertainty around IMO 2030/2050 emission reductions and propulsions systems to act as a constraint on newbuilding activity until regulations become clear Long Term Fundamentals Global Oil Demand (mb/d) (1) 1) Energy Aspects, May 2020

Record Low Product Tanker Orderbook as a % of Fleet Limited newbuilding orders continue to extend the duration of limited fleet growth over the next three years Current orderbook is near its lowest levels ever recorded, measuring 7.4% of existing fleet on water Significantly below longer-term five and ten year averages of 14.1% and 17.0%, respectively It takes at least two years from the time of newbuilding contract signature (ordering) until the vessel is delivered because many critical parts have long-lead items that need to be ordered and produced before the construction of the ship can commence. Construction from the time the keel is laid takes 9 to 15 months Product Tanker Newbuilding Orders Lowest Orderbook as a % of Fleet Source: Clarksons Shipping Intelligence, May 2020

Final Thoughts 4 Rates At All-Time High We are in the middle of a confluence of events that has caused rates to hit unprecedented levels Significant Cash Flows Over the next couple of quarters, the Company should be in a position to harvest significant cash flows to pay down debt Order Book Near Lowest Levels Ever Recorded Over the longer term, the order book is at historically low levels which should support rates at albeit a lower level than today, but higher than the historical average over the last decade The management team are seasoned issuers who over various rate environments since coming public in 2010 have: Paid back over $160M for three baby bond issues Paid back $145M in one convertible bond issue 1. Rates At All-Time High 2. Significant Cash Flows 3. Orderbook Near Lowest Levels Ever Recorded 4. Management are Seasoned Debt Issuers